UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
RAG SHOPS, INC.

(Name of Issuer)

Rag Shops, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

750624108

(CUSIP Number of Class of Securities)

Jeffrey C. Gerstel
President and Chief Operating Officer
111 Wagaraw Road
Hawthorne, New Jersey 07506
(973) 423-1303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

with a copy to:
Steven R. Kamen, Esq.
Sills Cummis Epstein & Gross P.C.
One Riverfront Plaza
Newark, NJ 07102
(973) 643-7000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

Transaction Valuation (1)	Amount of filing fee (2)
$9,775,981	$1,239

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Rag Shops, Inc., par value $0.01 (the "Shares"), not beneficially owned by Crafts Retail Acquisition Corp. ("Crafts Acquisition") or its affiliates, at a purchase price of $4.30 Share, net to the seller in cash. As of September 22, 2004, there were 2,273,484 Shares on a fully diluted basis not beneficially owned by Crafts Acquisition.

(2)	Previously paid.

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,239
Form or Registration No.: Schedule TO

Filing Party:	CRAFTS RETAIL ACQUISITION CORP. CRAFTS RETAIL HOLDING CORP. SUN CRAFTS RETAIL, LLC SUN CAPITAL PARTNERS III, LP SUN CAPITAL PARTNERS III QP, LP SUN CAPITAL ADVISORS III, LP SUN CAPITAL PARTNERS III, LLC

Date Filed: September 22, 2004

Check the following box if the filing is a final amendment reporting the results of the transaction.

This Amendment No. 1 to Rule 13e-3 Transaction Statement amends and supplements the statement originally filed on October 7, 2004 by the filing person. The Rule 13e-3 Transaction Statement relates to the offer by Crafts Retail Acquisition Corp., a Delaware corporation ("Crafts Acquisition"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Rag Shops, Inc., a Delaware corporation ("Rag Shops" or the "Company"), not owned by Crafts Acquisition, at a purchase price of $4.30 per Share net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by Purchaser with the Securities and Exchange Commission (the "SEC") on September 22, 2004 (as such Offer to Purchase is amended and supplemented by the Supplement to the Offer to Purchase filed with the SEC on October 7, 2004) (collectively, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

Items 2 through 7, 10 and 11.

The Offer expired at 11:59 pm, New York City time, on October 20, 2004 and was not extended. Based on information provided by The Colbent Corporation, the depositary for the Offer, a total of 1,910,524 Shares (including 10,613 Shares subject to guaranteed delivery), representing approximately 39.8% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. Crafts Acquisition has accepted for payment all Shares validly tendered and no withdrawn prior to the expiration of the Offer.

Pursuant to the Stock Purchase Agreement, dated as of September 13, 2004 (the "Stock Purchase Agreement") by and among Crafts Acquisition, Crafts Retail Holding Corp. ("Crafts Holding"), certain stockholders of the Company and the Company, Crafts Acquisition previously acquired an aggregate of 2,671,199 Shares, or approximately 55.7% of the outstanding Shares, at $4.30 per Share. These Shares, together with the Shares accepted for payment pursuant to the Offer, comprise a total of 4,581,723 Shares, or approximately 95.5% of the outstanding Shares.

Pursuant to the Agreement and Plan of Merger, dated as of September 13, 2004 (the "Merger Agreement"), by and among Crafts Acquisition, Crafts Holding and the Company, Crafts Acquisition was merged with and into the Company through a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, with the Company as the surviving corporation becoming a wholly owned subsidiary of Crafts Holding. No other stockholder meeting or vote was required under the Delaware General Corporation Law to effect the short-form merger. In the merger, each Share issued and outstanding that was not tendered was cancelled and automatically converted into the right to receive $4.30, without interest (other than Shares, if any, owned by Crafts Holding, Crafts Acquisition and the Company, which Shares were cancelled without consideration, and other than Shares owned by stockholders validly exercising appraisal rights under Delaware law, which Shares were cancelled and represent only the right to receive the fair value of such Shares under Delaware law).

Funding for the payment of the Shares purchased in the Offer and of the consideration in the merger consisted of a combination of equity contributions from Sun Capital Partners III, LP and Sun Capital Partners III QP, LP as well as a loan provided by Harris Trust and Savings Bank. The total payment of approximately $9.2 million consisted of (1) an aggregate of approximately $3 million dollars of equity contributions from Sun Capital Partners III, LP and Sun Capital Partners III QP, LP and (2) approximately $6.2 million in funds obtained by Crafts Retail Holding Corp. pursuant to the loan (the "Crafts Loan") provided by Harris Trust and Savings Bank and guaranteed by Sun Capital Partners III, LP and Sun Capital Partners III QP, LP. The Crafts Loan was made by way of an amendment to an earlier loan agreement increasing the aggregate principal amount available under the loan from $8 million to $15 million. Crafts Retail Holding Corp. contributed the proceeds of the Crafts Loan to Crafts Acquisition in order to fund the purchase of such Shares and merger consideration. The Crafts Loan is payable on demand and carries an interest rate of Harris Trust's prime rate plus 0.25%.

Following the merger, Rag Shops filed a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, on Form 15 and was also voluntarily delisted from Nasdaq.

On October 21, 2004, Crafts Acquisition issued a press release announcing the results of the Offer and the completion of the merger. The full text of the press release is filed as Exhibit (a)(1)(H) hereto and is incorporated herein by reference to Exhibit (a)(1)(ix) of Amendment No. 2 to the Schedule TO filed by Crafts Acquisition and others (the "Purchaser") with the SEC on October 21, 2004.

Item 16.    Exhibits

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated September 22, 2004, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(B)*	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(F)*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(G)**	Supplement to Offer to Purchase, dated October 7, 2004, and incorporated herein by reference.
(a)(1)(H)	Press Release of Sun Capital Partners issued October 21, 2004 incorporated by reference to Exhibit (a)(1)(ix) of Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on October 21, 2004.
(a)(2)(A)	Schedule 14D-9, dated September 22, 2004, and incorporated herein by reference (File No. 033-40077).
(a)(2)(B)**	Amendment No.1 to Schedule 14D-9, dated October 7, 2004, and incorporated herein by reference (File No. 033-40077).
(a)(5)(A)*	Press Release issued by Rag Shops on September 13, 2004 announcing Purchasers proposal of the Offer, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004 (File No 033-40077).
(b)(1)	Loan Authorization Agreement, dated September 13, 2004, between Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(i) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(2)	Demand Note, dated September 13, 2004, of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(ii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.

EXHIBIT NO.	DESCRIPTION
(b)(3)	Guaranty, dated September 13, 2004, of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(iii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(4)	Guaranty, dated September 13, 2004, of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(iv) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.

(b)(5)	First Amendment to Harris Loan Authorization Agreement dated October 20, 2004 between Crafts Retail Holding Corp. and Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(v) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(6)	Demand Note dated October 20, 2004 of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(vi) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(7)	First Amendment to Guaranty dated October 20, 2004 of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(vii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(8)	First Amendment to Guaranty dated October 20, 2004 of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(viii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(c)(A)*	Opinion of SunTrust addressed to the board of directors, dated September 13, 2004 (included as Annex A to the Schedule 14D-9 filed with the SEC on September 22, 2004) (File No. 033-40077).
(c)(B)*	Fairness Presentation of SunTrust given to Rag Shops' Board of Directors on September 7, 2004 (File No. 033-40077).
(d)(A)*	Agreement and Plan of Merger, dated September 13, 2004, by and among Rag Shops, Parent and Purchaser, incorporated by reference to Rag Shops' Current Report on Form 8-K/A, filed by Rag Shops with the SEC on September 22, 2004 (File No. 033-40077).
(d)(B)*	Stock Purchase Agreement, dated September 13, 2004, by and among Rag Shops, Parent, Purchaser and the stockholders named therein, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004 (File No. 033-40077).
(d)(C)*	Management Services Agreement, dated September 13, 2004, between Rag Shops and Sun Capital Partners Management III, LLC, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004 (File No. 033-40077).
(d)(D)*	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust (File No. 033-40077).

EXHIBIT NO.	DESCRIPTION
(d)(E)*	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun (File No. 033-40077).
(d)(F)*	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun (File No. 033-40077).
(d)(G)*	Mutual Release, dated September 13, 2004, between Doris Berenzweig and Rag Shops (File No. 033-40077).
(d)(H)*	Mutual Release, dated September 13, 2004, between Stanley Berenzweig and Rag Shops (File No. 033-40077).
(d)(I)*	Funding Agreement, dated September 13, 2004, between Stanley Berenzweig and Rag Shops (File No. 033-40077).
(d)(J)*	Escrow Agreement, dated September 13, 2004, among Stanley Berenzweig, Rag Shops and Hughes Hubbard & Reed LLP (File No. 033-40077).
(d)(K)*	The Information Statement of Rag Shops (included as Annex B to the Schedule 14D-9 filed on September 22, 2004) and is incorporated by reference herein (File No. 033-40077).
(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed with the SEC on September 22, 2004 as Exhibit (a)(1)(i)) is incorporated by reference herein.
(g)	None.

*	Previously filed under the same Exhibit number to the Schedule 14D-9 filed by the filing person on September 22, 2004 and incorporated by reference herein.

**	Previously filed under the same Exhibit number to the Schedule 13E-3 filed by the filing person on October 7, 2004 and incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAG SHOPS, INC.
By:	/s/ Steven Barnett
Name: Steven Barnett Title: Executive Vice President

Dated: October 21, 2004

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated September 22, 2004, incorporated by reference to Exhibit (a)(1)(i) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(B)*	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(ii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(F)*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(vi) of Schedule TO, filed by Purchaser with the SEC on September 22, 2004.
(a)(1)(G)**	Supplement to Offer to Purchase, dated October 7, 2004, and incorporated herein by reference.
(a)(1)(H)	Press Release of Sun Capital Partners issued October 21, 2004 incorporated by reference to Exhibit (a)(1)(ix) of Amendment No. 2 to the Schedule TO filed by Purchaser with the SEC on October 21, 2004.
(a)(2)(A)	Schedule 14D-9, dated September 22, 2004, and incorporated herein by reference (File No. 033-40077).
(a)(2)(B)**	Amendment No.1 to Schedule 14D-9, dated October 7, 2004, and incorporated herein by reference (File No. 033-40077).
(a)(5)(A)*	Press Release issued by Rag Shops on September 13, 2004 announcing Purchasers proposal of the Offer, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004 (File No 033-40077).
(b)(1)	Loan Authorization Agreement, dated September 13, 2004, between Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(i) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(2)	Demand Note, dated September 13, 2004, of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(ii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(3)	Guaranty, dated September 13, 2004, of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(iii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.

EXHIBIT NO.	DESCRIPTION
(b)(4)	Guaranty, dated September 13, 2004, of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(iv) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.

(b)(5)	First Amendment to Harris Loan Authorization Agreement dated October 20, 2004 between Crafts Retail Holding Corp. and Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(v) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(6)	Demand Note dated October 20, 2004 of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(vi) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(7)	First Amendment to Guaranty dated October 20, 2004 of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(vii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(b)(8)	First Amendment to Guaranty dated October 20, 2004 of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank incorporated by reference to Exhibit (b)(viii) of Amendment No. 2 to the Schedule TO filed with the SEC by Purchaser on October 21, 2004.
(c)(A)*	Opinion of SunTrust addressed to the board of directors, dated September 13, 2004 (included as Annex A to the Schedule 14D-9 filed with the SEC on September 22, 2004) (File No. 033-40077).
(c)(B)*	Fairness Presentation of SunTrust given to Rag Shops' Board of Directors on September 7, 2004 (File No. 033-40077).
(d)(A)*	Agreement and Plan of Merger, dated September 13, 2004, by and among Rag Shops, Parent and Purchaser, incorporated by reference to Rag Shops' Current Report on Form 8-K/A, filed by Rag Shops with the SEC on September 22, 2004 (File No. 033-40077).
(d)(B)*	Stock Purchase Agreement, dated September 13, 2004, by and among Rag Shops, Parent, Purchaser and the stockholders named therein, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004 (File No. 033-40077).
(d)(C)*	Management Services Agreement, dated September 13, 2004, between Rag Shops and Sun Capital Partners Management III, LLC, incorporated by reference to Rag Shops' Current Report on Form 8-K, filed by Rag Shops with the SEC on September 13, 2004 (File No. 033-40077).
(d)(D)*	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust (File No. 033-40077).
(d)(E)*	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun (File No. 033-40077).
(d)(F)*	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun (File No. 033-40077).

EXHIBIT NO.	DESCRIPTION
(d)(G)*	Mutual Release, dated September 13, 2004, between Doris Berenzweig and Rag Shops (File No. 033-40077).
(d)(H)*	Mutual Release, dated September 13, 2004, between Stanley Berenzweig and Rag Shops (File No. 033-40077).
(d)(I)*	Funding Agreement, dated September 13, 2004, between Stanley Berenzweig and Rag Shops (File No. 033-40077).
(d)(J)*	Escrow Agreement, dated September 13, 2004, among Stanley Berenzweig, Rag Shops and Hughes Hubbard & Reed LLP (File No. 033-40077).
(d)(K)*	The Information Statement of Rag Shops (included as Annex B to the Schedule 14D-9 filed on September 22, 2004) and is incorporated by reference herein (File No. 033-40077).
(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed with the SEC on September 22, 2004 as Exhibit (a)(1)(i)) is incorporated by reference herein.
(g)	None.

*	Previously filed under the same Exhibit number to the Schedule 14D-9 filed by the filing person on September 22, 2004 and incorporated by reference herein.

**	Previously filed under the same Exhibit number to the Schedule 13E-3 filed by the filing person on October 7, 2004 and incorporated by reference herein.